January 3, 2007

VIA EDGAR

Mail Stop 4-6

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Stephen Krikorian

Re:	Redback Networks, Inc.
Form 10-K for the Fiscal Year ended December 31, 2005
Form 10-Q for the Quarterly Period Ended March 31, 2006
Form 10-Q for the Quarterly Period Ended June 30, 2006
File No. 000-30961

Dear Mr. Krikorian:

Reference is made to request for additional information from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated December 22, 2006 relating to Redback Networks Inc.’s response letter to the Staff’s request for information relating to Redback Networks Inc.’s Form 10-K for the fiscal year ended December 31, 2005, Form 10-Q for the Quarterly Period ended March 31, 2006 and Form 10-Q for the Quarterly Period ended June 30, 2006. On behalf of Redback Networks, we respectfully request that the Staff grant an extension for Redback Networks to respond to such request on or before February 1, 2006 in light of Redback Networks’ on going efforts to close the fourth quarter and to prepare the Form 10-K for the fiscal year ended December 31, 2006.

Please direct any questions to me at 408-750-5330 or our Associate General Counsel, Kyle McElroy at 408-750-8473. Thank you for your assistance.

Sincerely,

/s/ Beth Frensilli
Beth Frensilli
Vice President & General Counsel
Redback Networks Inc.

cc:	Tom Cronan, Redback Networks Inc.
Kyle McElroy, Redback Networks Inc.
Page Mailliard, Wilson Sonsini Goodrich & Rosati, P.C.
Robert Tesler, Wilson Sonsini Goodrich & Rosati, P.C.